UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

 __________________________________________
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

__________________________________________
QUANERGY SYSTEMS, INC.
(Name of Issuer)

 __________________________________________
Common stock, $0.0001 par value per share
(Title of class of securities)

74764U 104
(CUSIP Number)

 __________________________________________
December 31, 2022
(Date of event which requires filing this statement)

 __________________________________________
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74764U 104

1	NAME OF REPORTING PERSON
Sensata Technologies Holding plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER
412,499 (1)
	6	SHARED VOTING POWER
0
	7	SOLE DISPOSITIVE POWER
412,499 (1)
	8	SHARED DISPOSITIVE POWER
0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
412,499 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.55% (2)
12	TYPE OF REPORTING PERSON
CO
(1) The shares consist of 412,499 shares of Common Stock, including 37,500 shares purchased by the Reporting Person in PIPE financing.
(2) Beneficial ownership based on 16,164,406 shares of the Issuer’s common stock outstanding as of November 2, 2022 as reported in the Issuer’s Current Report on Form 8-K/A filed with the SEC on November 3, 2022.

Item 1(a)	Name of Issuer
Quanergy Systems, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices
433 Lakeside Drive, Sunnyvale, California, 94085
Item 2(a)	Name of Person Filing
Sensata Technologies Holding plc
Item 2(b)	Address of Principal Business Office
529 Pleasant Street, Attleboro, MA 02703
Item 2(c)	Citizenship
Place of organization of the corporation is England and Wales
Item 2(d)	Title of Class of Securities
Common Stock, $0.0001 par value per share
Item 2(e)	CUSIP Number
74764U 104
Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4	Ownership
The information required by Items 4(a)-(c), as of the date hereof, is set forth in Rows 5-11 of the cover page hereto and is incorporated herein by reference.
Item 5	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.
Item 6	Ownership of More than Five Percent on Behalf of Another Person
N/A
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Sensata Technologies, Inc.
Item 8	Identification and Classification of Members of the Group
N/A
Item 9	Notice of Dissolution of Group
N/A

Item 10	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SENSATA TECHNOLOGIES HOLDING PLC

/s/ Maria Freve
Date:	February 16, 2023	Name: Maria Freve
Title: Vice President and Chief Accounting Officer